Exhibit (a)(1)(F)

For Immediate Release

For Further Information Contact:

Stephen R. Kalette

(216)881-5300 x3200

Jay A. Goldblatt

(216)881-5300 x3206

PUBCO CORPORATION ANNOUNCES TENDER OFFER FOR 100,000 SHARES OF ITS COMMON STOCK AND CLASS B STOCK

CLEVELAND, OH May 23, 2002 – Pubco Corporation (Nasdaq: PUBO), today announced that it had commenced a tender offer for 100,000 shares, or approximately 3%, of its outstanding Common Stock and Class B Stock. The price to be paid for those shares purchased in the offer is $10 per share cash, net to the seller, without interest.

The tender offer will expire on June 21, 2002 at 5:00 p.m. Eastern Time, unless extended. The tender offer is subject to various terms and conditions described in the Offer to Purchase.

Pubco’s Board of Directors has approved the tender offer on behalf of Pubco. However, neither Pubco nor the Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Pubco’s stock. The tender offer is only made pursuant to the Offer to Purchase and related materials that Pubco is sending to its shareholders. Shareholders are encouraged to read those materials carefully for important information.